"UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No.)*
BioAmber Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
09072Q106
(CUSIP Number)
June 28, 2019
(Date of Event which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_] Rule 13d-1(b)
[x]  Rule 13d-1(c) [_]  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). 1297544.3"





SCHEDULE 13G
CUSIP No. 09072Q106
1	"Names of Reporting Persons
Derek J. Miller"
2	"Check the appropriate box if a member of a Group (see instructions)
(a)  [ ]
(b)  [ ]"
3	Sec Use Only
4	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With:
				5	Sole Voting Power
				6	"Shared Voting Power
6,550,000"
				7	Sole Dispositive Power
				8	"Shared Dispositive Power
6,550,000"
9	"Aggregate Amount Beneficially Owned by Each Reporting Person
6,550,000"
10	"Check box if the aggregate amount in row (9) excludes
certain shares (See Instructions)
[ ]"
11	"Percent of class represented by amount in row (9)
5%"
12	"Type of Reporting Person (See Instructions)

IN"
"Item 1.
(a)        Name of Issuer: BioAmber Inc.
(b)        Address of Issuers Principal Executive Offices:
1250 Rene Levesque West, Suite 4310 Montreal, Quebec Canada H3B 4W8
Item 2.
(a)        Name of Person Filing: Derek J. Miller
(b)        Address of Principal Business Office or, if None, Residence:
P.O. Box 5625, Huntington Beach, CA 92615
(c)         Citizenship:      USA
(d)        Title and Class of Securities: Common Stock,
$0.01 par value per share
(e)         CUSIP No.:      09072Q106
Item 3.        If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:"
(a)		[_]	Broker or dealer registered under Section 15 of the Act;
(b)		[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)		[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)		[_]	Investment company registered under Section 8 of the Investment
			Company Act of 1940;
(e)		[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)		[_]	An employee benefit plan or endowment fund in accordance with
			Rule 13d-1(b)(1)(ii)(F);
(g)		[_]	A parent holding company or control person in accordance with
			Rule 13d-1(b)(1)(ii)(G);
(h)		[_]	A savings associations as defined in Section 3(b) of the Federal
			Deposit Insurance Act
			(12 U.S.C. 1813);
(i)		[_]	A church plan that is excluded from the definition of an investment
			company under section 3(c)(14) of the Investment Company Act of 1940;
(j)		[_]	A non-U.S. institution in accordance with Rule
			240.13d-1(b)(1)(ii)(J);
(k)		[_]	"Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a
			non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J),
			please specify the type of institution:"

"Item 4. Ownership
(a)        Amount Beneficially Owned:     6,550,000"
"(b)       Percent of Class:  5%
(c)        Number of shares as to which such person has:
(i)        Sole power to vote or to direct the vote:
(ii)       Shared power to vote or to direct the vote: 6,550,000
(iii)      Sole power to dispose or to direct the disposition of:
(iv)       Shared power to dispose or to direct the disposition of: 6,550,000
	   Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [    ].
Item 6.    Ownership of more than Five Percent on Behalf of Another Person.
Item 7. Identification and classification of the subsidiary which acquired the security being
	   reported on by the parent holding company or control person.
Item 8.    Identification and classification of members of the group.
Item 9.    Notice of Dissolution of Group.
Item 10.   Certifications."
"SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.
Dated:  June 29, 2019
/s/Signature
Name/Title  Derek J. Miller
The original statement shall be signed by each person on
whose behalf the statement is filed
or his authorized representative.   If the statement is
signed on behalf of a person by his
authorized representative (other than an executive  officer
or  general  partner  of  this
filing  person),  evidence  of  the  representative's
authority  to  sign  on behalf  of  such
person  shall  be  filed  with  the  statement,  provided,
however,  that  a  power  of  attorney
for  this purpose which is already on file with the
Commission may be incorporated by reference.
The name and any title of each person who signs the
statement shall be typed or printed beneath his signature.
Attention:   Intentional  misstatements  or  omissions  of
fact  constitute  Federal  criminal  violations
(See  18 U.S.C. 1001)."